Exhibit (d)(8)(B)

JOHN HANCOCK VARIABLE INSURANCE TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

Franklin Mutual Advisers, LLC

AMENDMENT made as of this 17th day of May, 2013 to the Subadvisory Agreement dated April 30, 2007 (the "Agreement"), as amended, between John Hancock Investment Management Services, LLC, a Delaware limited partnership (the "Adviser"), and Franklin Mutual Advisers, LLC (the "Subadviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.   Section 2.c is amended and restated as follows:

The Subadviser will select brokers, dealers, futures commission merchants and other counterparties to effect all transactions for the Portfolios, including without limitation, with respect to transactions in securities, derivatives, foreign currency exchange, commodities and/or any other investments.  The Subadviser will place all orders with brokers, dealers, counterparties or issuers, and will negotiate brokerage commissions, spreads and other financial and non-financial terms, as applicable.  The Subadviser will always seek the best possible price and execution in the circumstances in all transactions.  Subject to the foregoing, the Subadviser is directed at all times to seek to execute transactions for the Portfolios in accordance with its trading policies, as disclosed by the Subadviser to the Portfolio from time to time, but in all cases subject to policies and practices established by the Portfolio and described in the Trust’s registration statement.  Notwithstanding the foregoing, the Subadviser may pay a broker-dealer that provides research and brokerage services a higher spread or commission for a particular transaction than otherwise might have been charged by another broker-dealer to the extent permitted by Section 28(e) of the Securities Exchange Act of 1934 and by the Trust’s registration statement, if the Subadviser determines that the higher spread or commission is reasonable in relation to the value of the brokerage and research services that such broker-dealer provides, viewed in terms of either the particular transaction or the Subadviser’s overall responsibilities with respect to accounts managed by the Subadviser. The Subadviser may use for the benefit of the Subadviser’s other clients, or make available to companies affiliated with the Subadviser or to its directors for the benefit of its clients, any such brokerage and research services that the Subadviser obtains from brokers or dealers.

2.   Effective Date

This Amendment shall become effective upon the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Variable Insurance Trust, and (ii) execution of the Amendment.

3.   Miscellaneous

Except as set forth herein, all provisions of the Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Investment Management Services, LLC

By:	/s/ Leo Zerilli
Leo Zerilli, Senior Vice President and Chief Investment Officer

Franklin Mutual Advisers, LLC

By:	/s/ Peter A. Langerman
Peter Langerman
Chairman, President and Chief Executive Officer